Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 3, 2021

On May 3, 2021, Canadian National Railway Company (“CN”) issued the following news release.

North America’s Railroad

NEWS RELEASE

CN ISSUES OPEN LETTER TO KCS COMMUNITY

Reaffirms commitment to maintaining CN’s U.S. headquarters in Kansas City and ongoing investment in local communities

Proposed combination will provide the ability for customers to choose the best route and carrier options for their needs

MONTREAL, May 03, 2021 – CN (TSX: CNR, NYSE: CNI) today issued an open letter to the Kansas City Southern (NYSE: KSU) (“KCS”) community regarding CN’s superior proposal to combine with KCS. The letter outlines why a combined CN-KCS represents the best solution for all stakeholders and sets the record straight on the merits of CN’s proposal.

The following is a copy of the letter:

To the KCS Community,

At CN, we believe how you get there is just as important as reaching your destination. On the railroad, that means getting our customers’ freight from origin to destination safely, cost-effectively and reliably, with respect for the environment and the communities we serve. In business, it means dealing fairly and honestly, with respect for people and processes.

We are in a spirited contest with Canadian Pacific (CP) to acquire Kansas City Southern (KCS). We believe we have a better bid than CP, that we can be a better partner to KCS and all of its stakeholders, and that a combined CN-KCS represents the best solution for shippers and the North American economy.

We also believe that the people who pay to move freight on our rails should have a say in what happens here. That is why we asked our industry regulator – the Surface Transportation Board – to apply a higher “enhanced competition” standard of regulatory review to our proposed transaction instead of the lower pre-2001 standard CP asked for.

We want to know what customers think, and we are confident they will like what they hear. Since launching our bid, more than 600 customers, suppliers, port operators, elected officials and other key stakeholders have written letters to the STB in support of a CN-KCS combination.

Finally, we believe facts matter, and that good processes lead to proper outcomes. And that is why we feel compelled to set the record straight on some of the so-called “truths” that CP has been promoting in an effort to muddy the water on our clearly superior bid. So here are some facts:

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With more choices comes more competition, lower costs and better service. A CN-KCS combination will offer customers more connections and more choices, with new access points and gateway options. This includes an additional 22 Class 1 gateways, 5 ports and 10 barge terminals for the supply chain of KCS customers. A combined CP-KCS offers none of this.

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CN will preserve all existing route choices. We are committed to preserving routing options by keeping current gateways open and providing bottleneck protections. This empowers customers to choose the best route and carrier options for their needs.

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CN is creating new shipping options. CP wants you to believe that a combined CN-KCS would impair competition in north-south shipping. This plainly isn’t true. A combined CN-KCS would compete with multiple Class 1 railroads operating no less than six other north-south routes, not to mention Mississippi River barge traffic and the biggest freight carriers of all – truck traffic along Interstates 35 and 55.

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CN is committed to Kansas City Southern – and to Kansas City. We have great respect for KCS’s people, culture and history. We are committed to maintaining CN’s U.S. headquarters in Kansas City, investing in the communities we serve and working with KCS’s talented management team to create good new jobs up and down the line.

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CN has committed to implementing appropriate arrangements with its customers and the STB to address any competitive concerns, including those that might arise from the fact that 1% of a combined CN-KCS’s tracks would overlap. At CN, we focus on solutions.

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CN has put forward an identical voting trust structure to CP to ensure KCS remains independent until regulators have approved whichever transaction KCS ultimately chooses to pursue. We are confident the STB will approve both voting trusts and put them on level ground so that KCS shareholders can realize the best value for their shares.

These are the facts. You can also read more about this important transaction and our superior proposal at www.ConnectedContinent.com.

CN has been a part of the fabric of the American industrial heartland for decades, with the highly successful acquisitions and integrations of Wisconsin Central, Illinois Central, the EJ&E and other iconic U.S. railroads. We hope we can count on your support so that CN and KCS together can embark on the next phase of the process towards creating the premier railway for the 21st century.

Respectfully,

JJ Ruest	Rob Reilly

CEO	COO

CN	CN

For more information about CN’s superior proposal to combine with KCS, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts

Media

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca